UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._)*

MFA FINANCIAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55272X102
(CUSIP Number)

Ellis F. Rinaldi, Esq.
Senior Managing Director and Co-General Counsel
Starwood Capital Group Global II, L.P.
 591 West Putnam Avenue
Greenwich, CT 06830
(203) 422-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55272X102

1	Names of reporting persons: SAR Public Holdings II, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,802,166
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,802,166
11	Aggregate amount beneficially owned by each reporting person: 3,802,166
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 0.84%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: SOF-XI U.S. Private SAR Holdings, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,802,166
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,802,166
11	Aggregate amount beneficially owned by each reporting person: 3,802,166
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 0.84%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: SOF-XI U.S. Institutional SAR Holdings, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,802,166
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,802,166
11	Aggregate amount beneficially owned by each reporting person: 3,802,166
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 0.84%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood XI Management Holdings GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,802,166
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,802,166
11	Aggregate amount beneficially owned by each reporting person: 3,802,166
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 0.84%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood XI Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,802,166
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,802,166
11	Aggregate amount beneficially owned by each reporting person: 3,802,166
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 0.84%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood XI Management GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,802,166
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,802,166
11	Aggregate amount beneficially owned by each reporting person: 3,802,166
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 0.84%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: SSF U.S. Investco C, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 2,889,646
	9	Sole dispositive power: 0
	10	Shared dispositive power: 2,889,646
11	Aggregate amount beneficially owned by each reporting person: 2,889,646
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 0.64%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood SSF U.S. Holdco C GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 2,889,646
	9	Sole dispositive power: 0
	10	Shared dispositive power: 2,889,646
11	Aggregate amount beneficially owned by each reporting person: 2,889,646
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 0.64%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood Distressed Special Situations Co-Invest C, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 2,889,646
	9	Sole dispositive power: 0
	10	Shared dispositive power: 2,889,646
11	Aggregate amount beneficially owned by each reporting person: 2,889,646
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 0.64%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: SSF U.S. Investco K, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 17,680,076
	9	Sole dispositive power: 0
	10	Shared dispositive power: 17,680,076
11	Aggregate amount beneficially owned by each reporting person: 17,680,076
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 3.90%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood SSF U.S. Holdco K GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 17,680,076
	9	Sole dispositive power: 0
	10	Shared dispositive power: 17,680,076
11	Aggregate amount beneficially owned by each reporting person: 17,680,076
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 3.90%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood Distressed Special Situations Co-Invest K, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 17,680,076
	9	Sole dispositive power: 0
	10	Shared dispositive power: 17,680,076
11	Aggregate amount beneficially owned by each reporting person: 17,680,076
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 3.90%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: SSF U.S. Investco S, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,840,189
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,840,189
11	Aggregate amount beneficially owned by each reporting person: 3,840,189
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 0.85%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood SSF U.S. Holdco S GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,840,189
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,840,189
11	Aggregate amount beneficially owned by each reporting person: 3,840,189
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 0.85%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood Distressed Special Situations Co-Invest S, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,840,189
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,840,189
11	Aggregate amount beneficially owned by each reporting person: 3,840,189
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 0.85%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: SSF U.S. Investco, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 9,809,593
	9	Sole dispositive power: 0
	10	Shared dispositive power: 9,809,593
11	Aggregate amount beneficially owned by each reporting person: 9,809,593
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 2.16%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: SSF U.S. Holdco GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 9,809,593
	9	Sole dispositive power: 0
	10	Shared dispositive power: 9,809,593
11	Aggregate amount beneficially owned by each reporting person: 9,809,593
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 2.16%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood Distressed Special Situations Co-Invest, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 9,809,593
	9	Sole dispositive power: 0
	10	Shared dispositive power: 9,809,593
11	Aggregate amount beneficially owned by each reporting person: 9,809,593
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 2.16%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood Distressed Special Situations Co-Invest GP, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 34,219,504
	9	Sole dispositive power: 0
	10	Shared dispositive power: 34,219,504
11	Aggregate amount beneficially owned by each reporting person: 34,219,504
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 7.55%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood SSF GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 34,219,504
	9	Sole dispositive power: 0
	10	Shared dispositive power: 34,219,504
11	Aggregate amount beneficially owned by each reporting person: 34,219,504
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 7.55%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood Capital Group Global II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 38,021,670
	9	Sole dispositive power: 0
	10	Shared dispositive power: 38,021,670
11	Aggregate amount beneficially owned by each reporting person: 38,021,670
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 8.39%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: SCGG II GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 38,021,670
	9	Sole dispositive power: 0
	10	Shared dispositive power: 38,021,670
11	Aggregate amount beneficially owned by each reporting person: 38,021,670
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 8.39%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Starwood Capital Group Holdings GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 38,021,670
	9	Sole dispositive power: 0
	10	Shared dispositive power: 38,021,670
11	Aggregate amount beneficially owned by each reporting person: 38,021,670
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 8.39%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: BSS SCG GP Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 38,021,670
	9	Sole dispositive power: 0
	10	Shared dispositive power: 38,021,670
11	Aggregate amount beneficially owned by each reporting person: 38,021,670
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 8.39%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

1	Names of reporting persons: Barry S. Sternlicht
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 38,021,670
	9	Sole dispositive power: 0
	10	Shared dispositive power: 38,021,670
11	Aggregate amount beneficially owned by each reporting person: 38,021,670
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 8.39%*
14	Type of reporting person: IN

* The calculation of the foregoing percentage is based on 453,330,456 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 55272X102

Item 1.   Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of MFA Financial, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 350 Park Avenue, 20th Floor, New York, New York, 10022. As reported in the Issuer’s Annual Report on Form 10-Q for the quarterly period ended June 30, 2020 (the “Form 10-Q”) filed with the Securities and Exchange Commission on August 6, 2020, there were 453,330,456 shares of Common Stock outstanding as of July 31, 2020.

Item 2.   Identity and Background

(a)           This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) SAR Public Holdings II, L.L.C., a Delaware limited liability company (“SAR Public Holdings”), (ii) SOF-XI U.S. Private SAR Holdings, L.P., a Delaware limited partnership (“SOF-XI U.S. Private SAR Holdings”), (iii) SOF-XI U.S. Institutional SAR Holdings, L.P., a Delaware limited partnership (“SOF-XI U.S. Institutional SAR Holdings”), (iv) Starwood XI Management Holdings GP, L.L.C., a Delaware limited liability company (“Starwood XI Management Holdings GP”), (v) Starwood XI Management, L.P., a Delaware limited partnership (“Starwood XI Management”), (vi) Starwood XI Management GP, L.L.C., a Delaware limited liability company (“Starwood XI Management GP”), (vii) SSF U.S. Investco C, L.P., a Delaware limited partner (“SSF Investco C”), (viii) SSF U.S. Investco K, L.P., a Delaware limited partner (“SSF Investco K”), (ix) SSF U.S. Investco S, L.P., a Delaware limited partner (“SSF Investco S”), (x) SSF U.S. Investco, L.P., a Delaware limited partner (“SSF Investco”, and collectively with SSF Investco C, SSF Investco K and SSF Investco S, the “SSF Investco Entities”), (xi) Starwood SSF U.S. Holdco C GP, L.L.C., a Delaware limited liability company (“SSF Holdco C GP”), (xii) Starwood SSF U.S. Holdco K GP, L.L.C., a Delaware limited liability company (“SSF Holdco K GP”), (xiii) Starwood SSF U.S. Holdco S GP, L.L.C., a Delaware limited liability company (“SSF Holdco S GP”), (xiv) SSF U.S. Holdco GP, L.L.C., a Delaware limited liability company (“SSF Holdco GP”, and collectively with SSF Holdco C GP, SSF Holdco K GP and SSF Holdco S GP, the “SSF Holdco GP Entities”), (xv) Starwood Distressed Special Situations Co-Invest C, L.P., a Delaware limited partnership (“SDSS Co-Invest C”), (xvi) Starwood Distressed Special Situations Co-Invest K, L.P., a Delaware limited partnership (“SDSS Co-Invest K”), (xvii) Starwood Distressed Special Situations Co-Invest S, L.P., a Delaware limited partnership (“SDSS Co-Invest S”), (xviii) Starwood Distressed Special Situations Co-Invest, L.P., a Delaware limited partnership (“SDSS Co-Invest”, and collectively with SDSS Co-Invest C, SDSS Co-Invest K and SDSS Co-Invest S, the “SDSS Co-Invest Entities”), (xix) Starwood Distressed Special Situations Co-Invest GP, L.P., a Delaware limited partnership (“SDSS Co-Invest GP”), (xx) Starwood SSF GP, L.L.C., a Delaware limited liability company (“SSF GP”), (xxi) Starwood Capital Group Global II, L.P., a Delaware limited partnership (“SCG Global II”), (xxii) SCGG II GP, L.L.C., a Delaware limited liability company (“SCGG II GP”), (xxiii) Starwood Capital Group Holdings GP, L.L.C., a Delaware limited liability company (“SCG Holdings GP”, and collectively with SAR Public Holdings, SOF-XI U.S. Private SAR Holdings, SOF-XI U.S. Institutional SAR Holdings, Starwood XI Management Holdings GP, Starwood XI Management, Starwood XI Management GP, the SSF Investco Entities, the SSF Holdco GP Entities, the SDSS Co-Invest Entities, SDSS Co-Invest GP, SSF GP, SCG Global II and SCGG II GP, the “Starwood Entities”)), (xxiv) BSS SCG GP Holdings, LLC, a Delaware limited liability company (“BSS SCG GP Holdings), and (xxv) Barry S. Sternlicht.  SAR Public Holdings, SOF-XI U.S. Private SAR Holdings and SOF-XI U.S. Institutional SAR Holdings are collectively referred to herein as the “SOF-XI Fund Entities.” SSF Investco C, SSF Holdco C GP and SDSS Co-Invest C are collectively referred to herein as the “SDSS C Entities.” SSF Investco K, SSF Holdco K GP and SDSS Co-Invest K are collectively referred to herein as the “SDSS K Entities.” SSF Investco S, SSF Holdco S GP and SDSS Co-Invest S are collectively referred to herein as the “SDSS S Entities.” SSF Investco, SSF Holdco GP and SDSS Co-Invest are collectively referred to herein as the “SDSS Main Entities.” The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

(b)           The business address of SAR Public Holdings, SOF-XI U.S. Private SAR Holdings, SOF-XI U.S. Institutional SAR Holdings, Starwood XI Management Holdings GP, the SSF Investco Entities, the SSF Holdco GP Entities, the SDSS Co-Invest Entities, SDSS Co-Invest GP and SSF GP is 591 West Putnam Avenue, Greenwich, Connecticut 06830. The business address of Starwood XI Management, Starwood XI Management GP, SCG Global II, SCGG II GP, SCG Holdings GP, BSS SCG GP Holdings and Barry S. Sternlicht is 1601 Washington Avenue, Suite 800, Miami Beach, Florida 33139.

(c)           The principal business of SAR Public Holdings and the SSF Investco Entities consists of investing in the securities of the Issuer.  The principal business of SOF-XI U.S. Private SAR Holdings is performing the functions of,

CUSIP No. 55272X102

and serving as, the co-managing member of SAR Public Holdings, and serving as the managing member, member or limited partner of other entities affiliated with the Starwood Entities.  The principal business of SOF-XI U.S. Institutional SAR Holdings is performing the functions of, and serving as, the co-managing member of SAR Public Holdings, and serving as the managing member, member or limited partner of other entities affiliated with the Starwood Entities.  The principal business of Starwood XI Management Holdings GP is performing the functions of, and serving as, the general partner of each of SOF-XI U.S. Private SAR Holdings and SOF-XI U.S. Institutional SAR Holdings and other entities affiliated with the Starwood Entities.  The principal business of Starwood XI Management is performing the functions of, and serving as, the sole member of Starwood XI Management Holdings GP, and serving as the sole member, general partner or special limited partner of other entities affiliated with the Starwood Entities.  The principal business of Starwood XI Management GP is performing the functions of, and serving as, the general partner of Starwood XI Management.  The principal business of SSF Holdco C GP, SSF Holdco K GP, SSF Holdco S GP and SSF Holdco GP is performing the functions of, and serving as, the general partner of SSF Investco C, SSF Investco K, SSF Investco S and SSF Investco, respectively, and other entities affiliated with the Starwood Entities. The principal business of SDSS Co-Invest C, SDSS Co-Invest K, SDSS Co-Invest S and SDSS Co-Invest is performing the functions of, and serving as, the sole member of SSF Holdco C GP, SSF Holdco K GP, SSF Holdco S GP and SSF Holdco GP, respectively, and the member or limited partner of other entities affiliated with the Starwood Entities. The principal business of SDSS Co-Invest GP is performing the functions of, and serving as, the general partner of each of the SDSS Co-Invest Entities. The principal business of SSF GP is performing the functions of, and serving as, the general partner of SDSS Co-Invest GP. The principal business of SCG Global II is performing the functions of, and serving as, the sole member of Starwood XI Management GP, SSF GP and other entities affiliated with the Starwood Entities.  The principal business of SCGG II GP is performing the functions of, and serving as, the general partner of SCG Global II and other entities affiliated with the Starwood Entities.  The principal business of SCG Holdings GP is performing the functions of, and serving as, the sole member of SCGG II GP, and serving as the managing member or general partner of other entities affiliated with the Starwood Entities.  The principal business of BSS SCG GP Holdings is performing the functions of, and serving as, the sole member of SCG Holdings GP, and serving as the general partner or managing member of other entities affiliated with Barry S. Sternlicht.  Barry S. Sternlicht is the managing member of BSS SCG GP Holdings.  The principal occupation of Barry S. Sternlicht is to serve as the Chief Executive Officer of Starwood Capital Group.  The business address of Starwood Capital Group is 1601 Washington Avenue, Suite 800, Miami Beach, Florida 33139.

(d)           During the last five years, none of the persons listed in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the persons listed in this Item 2 has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Barry S. Sternlicht is a citizen of the United States of America. Each of the other Reporting Persons are entities formed in the State of Delaware.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, SAR Public Holdings directly holds 3,802,166 shares of Common Stock purchased in open market transactions for an aggregate cash purchase price of approximately $9,696,366, excluding sales commissions.  The source of funds for this consideration was the available capital of the SOF-XI Fund Entities, which may, at any given time, include capital contributions from investors in the SOF-XI Fund Entities in the ordinary course of business or borrowings off the subscription based credit facility available to the SOF-XI Fund Entities.

As of the date hereof, SSF Investco C directly holds 2,889,646 shares of Common Stock purchased in open market transactions for an aggregate cash purchase price of approximately $7,593,088, excluding sales commissions.  The source of funds for this consideration was the available capital of the SDSS C Entities, which may, at any given time, include capital contributions from investors in the SDSS C Entities in the ordinary course of business or borrowings off the subscription based credit facility available to the SDSS C Entities.

As of the date hereof, SSF Investco K directly holds 17,680,076 shares of Common Stock purchased in open market transactions for an aggregate cash purchase price of approximately $46,457,718, excluding sales commissions.  The

CUSIP No. 55272X102

source of funds for this consideration was the available capital of the SDSS K Entities, which may, at any given time, include capital contributions from investors in the SDSS K Entities in the ordinary course of business or borrowings off the subscription based credit facility available to the SDSS K Entities.

As of the date hereof, SSF Investco S directly holds 3,840,189 shares of Common Stock purchased in open market transactions for an aggregate cash purchase price of approximately $10,090,817, excluding sales commissions.  The source of funds for this consideration was the available capital of the SDSS S Entities, which may, at any given time, include capital contributions from investors in the SDSS S Entities in the ordinary course of business or borrowings off the subscription based credit facility available to the SDSS S Entities.

As of the date hereof, SSF Investco directly holds 9,809,593 shares of Common Stock purchased in open market transactions for an aggregate cash purchase price of approximately $25,776,547, excluding sales commissions.  The source of funds for this consideration was the available capital of the SDSS Main Entities, which may, at any given time, include capital contributions from investors in the SDSS Main Entities in the ordinary course of business or borrowings off the subscription based credit facility available to the SDSS Main Entities.

Item 4.   Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes, subject to the following:

The Reporting Persons intend to review on a continuing basis the Reporting Persons’ investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other stockholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing stockholder value.  The Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions with advisors, the Issuer or other persons.

Item 5.   Interest in Securities of the Issuer

Based on the information set forth in the Form 10-Q, there were 453,330,456 shares of Common Stock outstanding as of July 31, 2020.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, SAR Public Holdings and the SSF Investco Entities, collectively, beneficially own an aggregate of 38,021,670 shares of Common Stock, or approximately 8.39% of the total outstanding Common Stock.

CUSIP No. 55272X102

As a result of the relationships of the other Reporting Persons as described in Item 2 of this Schedule 13D, each of SOF-XI U.S. Private SAR Holdings, SOF-XI U.S. Institutional SAR Holdings, Starwood XI Management Holdings GP, Starwood XI Management and Starwood XI Management GP may be deemed to have beneficial ownership of the 3,802,166 shares of Common Stock directly held by SAR Public Holdings. As a result of the relationships of the other Reporting Persons as described in Item 2 of this Schedule 13D, each of SSF Holdco C and SDSS Co-Invest C may be deemed to have beneficial ownership of the 2,889,646 shares of Common Stock directly held by SSF Investco C. As a result of the relationships of the other Reporting Persons as described in Item 2 of this Schedule 13D, each of SSF Holdco K and SDSS Co-Invest K may be deemed to have beneficial ownership of the 17,680,076 shares of Common Stock directly held by SSF Investco K. As a result of the relationships of the other Reporting Persons as described in Item 2 of this Schedule 13D, each of SSF Holdco S and SDSS Co-Invest S may be deemed to have beneficial ownership of the 3,840,189 shares of Common Stock directly held by SSF Investco S. As a result of the relationships of the other Reporting Persons as described in Item 2 of this Schedule 13D, each of SSF Holdco and SDSS Co-Invest may be deemed to have beneficial ownership of the 9,809,593 shares of Common Stock directly held by SSF Investco. As a result of the relationships of the other Reporting Persons as described in Item 2 of this Schedule 13D, each of SDSS Co-Invest GP and SSF GP may be deemed to have beneficial ownership of the 34,219,504 shares of Common Stock directly held in the aggregate by the SSF Investco Entities. As a result of the relationships of the other Reporting Persons as described in Item 2 of this Schedule 13D, each of SCG Global II, SCGG II GP, SCG Holdings GP, BSS SCG GP Holdings and Barry S. Sternlicht may also be deemed to have beneficial ownership of the 38,021,670 shares of Common Stock directly held in the aggregate by SAR Public Holdings and the SSF Investco Entities.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group.”

The acquisitions of shares of Common Stock by SAR Public Holdings and the SSF Investco Entities effected within the past sixty days are set forth on Exhibit 2 to this Schedule, and are incorporated herein by reference.  Except as set forth on Exhibit 2 to this Schedule, none of the Reporting Persons has engaged in any transaction during the past 60 days in any securities of the Issuer.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Exchange Act, and the rules and regulations thereunder, or for any other purpose.

Item 7.   Material to be Filed as Exhibits

1.              Joint Filing Agreement, dated September 18, 2020, by and among the Reporting Persons.

2.              Trading data.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2020

SAR PUBLIC HOLDINGS II, L.L.C.

By:	SOF-XI U.S. Private SAR Holdings, L.P. and SOF-XI U.S. Institutional SAR Holdings, L.P., its Co-Managing Members
By:	Starwood XI Management Holdings GP, L.L.C., its General Partner
By:	Starwood XI Management, L.P., its Sole Member
By:	Starwood XI Management GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

SOF-XI U.S. PRIVATE SAR HOLDINGS, L.P.

By:	Starwood XI Management Holdings GP, L.L.C., its General Partner
By:	Starwood XI Management, L.P., its Sole Member
By:	Starwood XI Management GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

SOF-XI U.S. INSTITUTIONAL SAR HOLDINGS, L.P.

By:	Starwood XI Management Holdings GP, L.L.C., its General Partner
By:	Starwood XI Management, L.P., its Sole Member
By:	Starwood XI Management GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD XI MANAGEMENT HOLDINGS GP, L.L.C.

By:	Starwood XI Management, L.P., its Sole Member
By:	Starwood XI Management GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD XI MANAGEMENT, L.P.

By:	Starwood XI Management GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD XI MANAGEMENT GP, L.L.C.

By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

SSF U.S. INVESTCO C, L.P.

By:	Starwood SSF U.S. Holdco C GP, L.L.C., its General Partner
By:	Starwood Distressed Special Situations Co-Invest C, L.P., its Sole Member
By:	Starwood Distressed Special Situations Co-Invest GP, L.P., its General Partner
By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD SSF U.S. HOLDCO C GP, L.L.C.

By:	Starwood Distressed Special Situations Co-Invest C, L.P., its Sole Member
By:	Starwood Distressed Special Situations Co-Invest GP, L.P., its General Partner
By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD DISTRESSED SPECIAL SITUATIONS CO-INVEST C, L.P.

By:	Starwood Distressed Special Situations Co-Invest GP, L.P., its General Partner
By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

SSF U.S. INVESTCO K, L.P.

By:	Starwood SSF U.S. Holdco K GP, L.L.C., its General Partner
By:	Starwood Distressed Special Situations Co-Invest K, L.P., its Sole Member
By:	Starwood Distressed Special Situations Co-Invest GP, L.P., its General Partner
By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD SSF U.S. HOLDCO K GP, L.L.C.

By:	Starwood Distressed Special Situations Co-Invest K, L.P., its Sole Member
By:	Starwood Distressed Special Situations Co-Invest GP, L.P., its General Partner
By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD DISTRESSED SPECIAL SITUATIONS CO-INVEST K, L.P.

By:	Starwood Distressed Special Situations Co-Invest GP, L.P., its General Partner
By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

SSF U.S. INVESTCO S, L.P.

By:	Starwood SSF U.S. Holdco S GP, L.L.C., its General Partner
By:	Starwood Distressed Special Situations Co-Invest S, L.P., its Sole Member
By:	Starwood Distressed Special Situations Co-Invest GP, L.P., its General Partner
By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD SSF U.S. HOLDCO S GP, L.L.C.

By:	Starwood Distressed Special Situations Co-Invest S, L.P., its Sole Member
By:	Starwood Distressed Special Situations Co-Invest GP, L.P., its General Partner
By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD DISTRESSED SPECIAL SITUATIONS CO-INVEST S, L.P.

By:	Starwood Distressed Special Situations Co-Invest GP, L.P., its General Partner
By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

SSF U.S. INVESTCO, L.P.

By:	SSF U.S. Holdco GP, L.L.C., its General Partner
By:	Starwood Distressed Special Situations Co-Invest, L.P., its Sole Member
By:	Starwood Distressed Special Situations Co-Invest GP, L.P., its General Partner
By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

SSF U.S. HOLDCO GP, L.L.C.

By:	Starwood Distressed Special Situations Co-Invest, L.P., its Sole Member
By:	Starwood Distressed Special Situations Co-Invest GP, L.P., its General Partner
By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD DISTRESSED SPECIAL SITUATIONS CO-INVEST, L.P.

By:	Starwood Distressed Special Situations Co-Invest GP, L.P., its General Partner
By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD DISTRESSED SPECIAL SITUATIONS CO-INVEST GP, L.P.

By:	Starwood SSF GP, L.L.C., its General Partner
By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD SSF GP, L.L.C.

By:	Starwood Capital Group Global II, L.P., its Sole Member
By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD CAPITAL GROUP GLOBAL II, L.P.

By:	SCGG II GP, L.L.C., its General Partner
By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

SCGG II GP, L.L.C.

By:	Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

STARWOOD CAPITAL GROUP HOLDINGS GP, L.L.C.

By:	/s/ Ellis Rinaldi
	Name:	Ellis Rinaldi
	Title:	Authorized Signatory

BSS SCG GP HOLDINGS, LLC

By:	/s/ Barry S. Sternlicht
	Name:	Barry S. Sternlicht
	Title:	Managing Member

BARRY S. STERNLICHT

/s/ Barry S. Sternlicht